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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  m-Wise, Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, Par value $.0017 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   554042 10 1
                                 --------------
                                 (CUSIP Number)

                                Jon A. Brilliant
                             Syntek Capital US, Inc.
                           5800 Kennett Pike, Suite 1
                              Centreville, DE 19807
                             Telephone: 302-691-6119
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    554042 10 1
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Syntek Capital A.G
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................
            (b) ................................................................
--------------------------------------------------------------------------------
      3.    SEC Use Only .......................................................
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization       Germany
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power 5,744,074
Shares            --------------------------------------------------------------
Beneficially       8. Shared Voting Power 0
Owned by          --------------------------------------------------------------
Each               9. Sole Dispositive Power 5,744,074
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power 0

--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            5,744,074
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 5.18
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

The following statement on Schedule 13D (the "Statement") with respect to the common stock, par value $.0017 per share (the "Common Stock"), of m-Wise Inc. (the "Issuer") is being filed on behalf of Syntek Capital A.G..

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.0017 par value per share, of the Issuer, m-Wise, Inc. The Issuer's principal executive offices are located at 10 Hasadnaot Street, Hereliya Pituach, Israel 46120.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is being filed on behalf of Syntek Capital A.G.

(b) Syntek Capital A.G. is a German corporation and its business address is Zugspitzstrasse 15, 82049 Pullach, Germany.

(c) Syntek Capital A.G.'s principal business is an investment holding company.

(d)-(e) Syntek Capital A.G. has not, during the last five years, been convicted in any criminal proceeding, nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Place of Organization: Germany.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares of the Issuer held by Syntek Capital A.G. ("Syntek") were acquired pursuant to that certain Termination and Release Agreement dated as of December 22, 2005 (the "Termination Agreement"), by and among the Shay Ben Asulin, Mati Broudo, Kobi Morenko, Proton Marketing LLC, Putchkon.Com LLC and Inter-Content Development for the Internet Ltd. (collectively, the "Founders") and Syntek. Pursuant to the Termination Agreement, Syntek exchanged certain of its rights for shares in the Issuer held by the Founders.


ITEM 4. PURPOSE OF THE TRANSACTION.

This Statement is being filed in connection with the completion of the transaction under the Termination Agreement. Syntek Capital A.G. has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Syntek Capital A.G. reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by Syntek Capital A.G.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, Syntek Capital A.G. beneficially owns an aggregate of 5,744,074 shares of the Issuer's common stock. This number represents approximately 5.18% of the 110,986,643 shares of the Issuer's common stock outstanding as of November 14, 2005, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2005 filed with the Securities and Exchange Commission

(b) Syntek Capital A.G. has sole voting power with respect to all of the 5,744,074 shares held by it.

(c) None.

(d) No person other than Syntek Capital A.G. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer's common stock owned or sold by Syntek Capital A.G..

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to that certain Termination and Release Agreement dated as of December 22, 2005 (the "m-Wise Termination Agreement"), by and among the Issuer and Syntek, orn or before February 28, 2006 the Issuer is required to issue to Syntek, in exchange of Syntek's existing rights under that certain Promissory Note signed between the Issuer and Syntek on July 22, 2002, such number of shares of the Issuer's Common Stock calculated by dividing the sum of $900,000, plus interest at per annum LIBOR rate offered by Citibank North America from July 10, 2002 until the December 22, 2005, by the weighted average closing price of the Issuer's Common Stock on the OTC bulleting board (MWIS) during the 30 trading days prior to December 22, 2005. Such number of shares can possibly be increased by 638,230 shares of Common Stock the event that the Issuer does not close by February 28, 2006 a certain business combination.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2005


Syntek Capital A.G.

/s/ Sam W. Humphreys, CEO
--------------------------
Signature